KRAMER LEVIN NAFTALIS & FRANKEL LLP

May 30, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Barbra C. Jacobs, Assistant Director

Re:	BluePhoenix Solutions Ltd. Registration Statement on Form F-3 filed April 17, 2006 File No. 333-133330 Form 20-F for the year ended December 31, 2005 File No. 0-06208

Dear Ms. Jacobs:

        On behalf of our client, BluePhoenix Solutions Ltd., we provide the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to the undersigned, dated May 15, 2006, with respect to the Company’s registration statement on Form F-3 filed with the SEC on April 17, 2006 and annual report on Form 20-F filed with the SEC on March 27, 2006.

        This letter sets forth the Company’s responses to the staff’s comments. For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.

        Please note that the Company is filing via EDGAR its revised Form F-3. Some of the staff’s comments are addressed in the revised registration statement, as noted below.

Registration Statement on Form F-3

Selling Shareholders, page 19

1.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Israel Infinity. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 48 of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
May 30, 2006

The Company has revised the disclosure in the Form F-3 in response to the staff’s comment.

2.	Please confirm whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Based on information received from the selling stockholders, none of the selling stockholders is an affiliate of a registered broker-dealer. The Company has revised the disclosure in the Form F-3 in response to the staff’s comment.

Form 20-F for the year ended December 31, 2005

Item 15. Controls and Procedures, page 96

3.	Your disclosure indicates that management may have evaluated your internal control over financial reporting as of the end of your fiscal year. As a foreign private issuer that is not an accelerated filer, your requirement to comply with Items 15(b) and (c) of Form 20-F has been extended to your annual report for your first fiscal year ending on or after July 15, 2007. Please see Release No. 33-8618. Accordingly, please clarify whether management has conducted a separate evaluation of your internal control over financial reporting and, if so, revise your disclosure to indicate management’s conclusion upon such evaluation, what such evaluation consisted of and whether it differed from the evaluation requirements set forth in Items 15(b) and (c). Please note that if your evaluation of internal control over financial reporting differed from the requirements set forth in Items 15(b) and (c), your conclusion should be characterized as interim and not the result of an evaluation meeting all necessary requirements. If your evaluation met all necessary requirements, please revise to provide all the necessary disclosure pursuant to Items 15(b) and (c) and fully provide the certifications set forth in Instruction 12 as to Exhibits to Form 20-F and required by Rule 13a-14(a) under the Exchange Act. Please confirm that you will note this comment with respect to preparing future reports.

The Company’s officers regularly conduct reviews of the Company’s internal controls over financial reporting, but such reviews have not been pursuant to the evaluation requirements set forth in Items 15(b) and (c) of Form 20-F. The Company will clarify its disclosure in future filings accordingly.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
May 30, 2006

4.	Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of “assuring that all material information relating to [the] company is made known to [your officers].” This definition of your disclosure controls and procedures appears to vary from the definitional requirements of Rule 13a-15(e) under the Exchange Act. As a result, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether “information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and whether such information “is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please advise us whether your chief executive officer and chief financial officer has determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective. Please confirm that you will note this comment with respect to preparing future reports.

The Company’s chief executive officer and chief financial officer have determined that the Company’s disclosure controls and procedures are effective, as defined in Rule 13a-15(e). The Company will correct this disclosure in future filings.

5.	You indicate that since the end of your fiscal year there have been no significant changes in your internal control over financial reporting. Please note that Item 15(d) of Form 20-F requires the disclosure of “any” change in your internal control over financial reporting that occurred during “the period covered by [your] annual report” that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the year ended December 31, 2005. Confirm that you will note this comment with respect to preparing future reports.

The Company confirmed that, during the year ended December 31, 2005, there have been no changes during the period covered by the Form 20-F in the Company’s internal controls over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting. The Company will correct this disclosure in future filings.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
May 30, 2006

        If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (212) 715-9211.

Sincerely, /s/ Ernest S. Wechsler

cc:	Iris Yahal